ANGLO AMERICAN

07020675

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

19 January, 2007

SUPPL

82-00097

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback
11 -19 Jan 2007

Director/PDMR intererests

- Butterfield Trust - 12 / 19 Jan 2007
- SIP – 18 Jan 2007

Other

- Total voting rights – 19.1.07
- C Carroll – appointment as director 15.1
- Closed period share repurchase programme – 22 Dec 2006

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 65 copies

dlw 1/30

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,655,669 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 January 2007	37,051
16 January 2007	6,500
17 January 2007	0
18 January 2007	0
19 January 2007	1,059

The Company was advised of these transactions on 19 January 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
19 January 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 18 January 2007:

- it had 1,541,655,681 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 49,956,889 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,491,698,792.

The total voting rights figure (1,491,698,792) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
19 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 18 January 2007 an independent company purchased 485,712 ordinary shares of the Company at prices between £23.24 and £23.56 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 369,478 of its ordinary shares on 18 January 2007 at prices between £23.26 and £23.65 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 49,956,889 ordinary shares in treasury, and has 1,491,698,792 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 49,838,878 ordinary shares, representing 3.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

This announcement also satisfies, when necessary, the Company's obligation under sections 198 - 212 of the Companies Act 1985.

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
19 January 2007

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees.

The following transaction took place in relation to the SIP on Monday 8 January 2007 but has only today been notified to the Company by Halifax plc:

The following person discharging managerial responsibility of the Company purchased 5 ordinary shares at a price of £23.839 and was allocated 5 matching shares, free of charge:

D M Weston

The notification of this transaction is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
18 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 17 January 2007 an independent company purchased 447,258 ordinary shares of the Company at prices between £22.93 and £23.88 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 450,000 of its ordinary shares on 17 January 2007 at prices between £23.06 and £23.88 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 49,587,411 ordinary shares in treasury, and has 1,492,068,270 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 49,353,166 ordinary shares, representing 3.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

This announcement also satisfies, when necessary, the Company's obligation under sections 198 - 212 of the Companies Act 1985.

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
18 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 16 January 2007 an independent company purchased 357,600 ordinary shares of the Company at prices between £23.87 and £24.40 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 415,000 of its ordinary shares on 16 January 2007 at prices between £23.87 and £24.33 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 49,137,411 ordinary shares in treasury, and has 1,492,518,270 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 48,905,908 ordinary shares, representing 3.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

This announcement also satisfies the Company's obligation under sections 198 - 212 of the Companies Act 1985.

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
17 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 15 January 2007 an independent company purchased 265,956 ordinary shares of the Company at prices between £24.33 and £24.50 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 127,039 of its ordinary shares on 15 January 2007 at prices between £24.36 and £24.57 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 48,722,411 ordinary shares in treasury, and has 1,492,933,270 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 48,548,308 ordinary shares, representing 3.25 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
16 January 2007

ANGLO AMERICAN plc (the "Company")
Registration number 3564138

Appointment of Cynthia Carroll to the Board

The Company announced the intended appointment of Mrs Carroll on 24 October 2006.

As required by Rule 9.6.11 of the UKLA Listing Rules, the Company announces the appointment of Cynthia Carroll as an executive director with immediate effect.

N Jordan
Company Secretary
15 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 12 January 2007 an independent company purchased 243,893 ordinary shares of the Company at prices between £24.62 and £25.60 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 381,965 of its ordinary shares on 12 January 2007 at prices between £24.22 and £24.63 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 48,595,372 ordinary shares in treasury, and has 1,493,060,309 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 48,282,352 ordinary shares, representing 3.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
15 January 2007

We ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,700,279 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
8 January 2007	11,407
9 January 2007	5,943
10 January 2007	9,768
11 January 2007	2,000
12 January 2007	20,932

The Company was advised of these transactions on 12 January 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
12 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 11 January 2007 an independent company purchased 435,460 ordinary shares of the Company at prices between £23.97 and £24.29 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 393,834 of its ordinary shares on 11 January 2007 at prices between £24.10 and £24.75 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 48,213,407 ordinary shares in treasury, and has 1,493,442,274 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 48,030,959 ordinary shares, representing 3.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
12 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 10 January 2007 an independent company purchased 468,030 ordinary shares of the Company at prices between £23.20 and £23.74 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 254,566 of its ordinary shares on 10 January 2007 at prices between £23.52 and £24.04 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 47,819,573 ordinary shares in treasury, and has 1,493,836,108 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 47,595,499 ordinary shares, representing 3.19 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
11 January 2007

Anglo American plc

Close Period share repurchase programme

Anglo American plc announces arrangements to continue the purchases of shares in the Company during its close period

Anglo American plc (the "Company") announces that agreements have been entered into in relation to the purchases of its shares by the Company and by an independent company to be funded by a wholly owned overseas subsidiary of the Company during its close period, which commences on 1 January 2007 and ends on 21 February 2007, when the Company's results are scheduled to be published. The mandate in the agreements is for an irrevocable, non-discretionary programme to purchase the Company's shares.

Any purchases will be effected within certain pre-set parameters, within the limits of the programme and at prices per share which will be no more than the higher of the price of the last independent trade in such shares and the highest current independent bid for such shares. Purchases of the Company's shares under these arrangements will be announced in keeping with existing regulations governing UK corporate share repurchases.

The Company confirms that it currently has no information which is not generally available and which, if generally available, would be likely to have a significant effect on the price of the Company's ordinary shares.

Andy Hodges
Deputy Company Secretary
Anglo American plc

22 December 2006